UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 or 15(d) of the

Securities Exchange Act of 1934

Date of Report (Date of earliest event reported): February 4, 2021

Longview Acquisition Corp.

(Exact name of registrant as specified in its charter)

Delaware	001-39292	84-4618156
(State or other jurisdiction of incorporation)	(Commission File Number)	(IRS Employer Identification No.)

767 Fifth Avenue, 44th Floor

New York, NY 10153

(Address of principal executive offices, including zip code)

Registrant’s telephone number, including area code: (212) 812-4700

Not Applicable

(Former name or former address, if changed since last report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☒ Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐ Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐ Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐ Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Units, each consisting of one share of Class A common stock, $0.0001 par value, and one-third of one redeemable warrant	LGVW.U	The New York Stock Exchange LLC
Shares of Class A common stock included as part of the units	LGVW	The New York Stock Exchange LLC
Redeemable warrants included as part of the units, each whole warrant exercisable for one share of Class A common stock at an exercise price of $11.50	LGVW WS	The New York Stock Exchange LLC

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§240.12b-2 of this chapter).

Emerging growth company ☒

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Item 8.01	Other Events.

Legal Proceeding Regarding the Business Combination with Butterfly

As previously disclosed, on November 19, 2020, the board of directors of Longview Acquisition Corp., a Delaware corporation (“Longview” or the “Company”), unanimously approved a business combination agreement, dated November 19, 2020, by and among Longview, Clay Merger Sub, Inc., a wholly owned subsidiary of Longview (“Merger Sub”), and Butterfly Network, Inc. (“Butterfly”) (as it may be amended and/or restated from time to time, the “Business Combination Agreement”). If the Business Combination Agreement is approved by Longview’s stockholders and the transactions under the Business Combination Agreement are consummated, Merger Sub will merge with and into Butterfly (the “Merger”), with Butterfly surviving the Merger as a wholly owned subsidiary of Longview. In addition, Longview will be renamed “Butterfly Network, Inc.” following the consummation (the “Closing”) of the transactions (collectively, the “Business Combination”).

On November 27, 2020, Longview filed a registration statement on Form S-4 (File No. 333-250995) (the “Registration Statement”) with the Securities and Exchange Commission (the “SEC”) in connection with the Business Combination. On January 26, 2021, Longview filed with the SEC its proxy statement/prospectus pursuant to Rule 424(b)(3) under the Securities Act of 1933, as amended (the “Securities Act”), relating to the special meeting of stockholders of Longview scheduled to be held on February 12, 2021 (the “Proxy Statement”) to, among other things, vote on a proposal to approve and adopt the Business Combination Agreement.

Since the initial filing of the Registration Statement, purported stockholders of Longview have filed two complaints in connection with the Business Combination. On December 14, 2020, Nidish Nair, a purported stockholder of the Company filed a lawsuit in the Supreme Court of the State of New York, County of New York, captioned Nair v. Longview Acquisition Corp., et al., Index No. 656995/2020, against the Company and members of its board of directors (the “Nair Complaint”). On December 16, 2020, Eric Lau, a purported stockholder of the Company filed a lawsuit in the Supreme Court of the State of New York, County of New York, captioned Lau v. Longview Acquisition Corp., et al., Index No. 657081/2020, against the Company, members of the Company’s board of directors and Butterfly (the “Lau Complaint”). The Nair Complaint and the Lau Complaint (collectively, the “Complaints”) assert a breach of fiduciary duty claim against the individual defendants and an aiding and abetting claim against the Company in connection with the proposed transaction between the Company and Butterfly. The Lau Complaint also asserts an aiding and abetting claim against Butterfly. The Complaints allege, among other things, that (i) defendants engaged in an unfair sales process and agreed to inadequate consideration in connection with the proposed transaction, and (ii) that the Registration Statement filed with the SEC on November 27, 2020 in connection with the proposed transaction is materially misleading. The Complaints seek, among other things, to enjoin the proposed transaction, rescind the transaction or award rescissory damages to the extent it is consummated, and an award of attorneys’ fees and expenses. On February 2, 2021, Longview received a letter from attorneys representing Patrick Plumley, a purported Longview shareholder (the “Demand Letter”) demanding certain “corrective disclosures” be made in an amendment or supplement to the Proxy Statement.

The parties to the Complaints and Demand Letter subsequently engaged in arm’s-length negotiations to attempt to resolve the claims asserted, and reached an agreement whereby the Company would file in this Current Report on Form 8-K certain supplemental disclosures regarding the Business Combination. The Company and Company’s Board of Directors believe that the allegations and claims asserted in the Complaints and Demand Letter lack merit, and that the supplemental disclosures set forth herein are not required or necessary under applicable laws. However, solely in order to avoid the risk of the Complaints and Demand Letter delaying or otherwise adversely affecting the Business Combination and to minimize the costs, risks, and uncertainties inherent in defending the claims, the Company hereby voluntarily amends and supplements the Proxy Statement, as set forth in this Current Report on Form 8-K. The Company and the Company’s Board of Directors deny any liability or wrongdoing in connection with the Proxy Statement, and nothing in this Current Report on Form 8-K should be construed as an admission of the legal necessity or materiality under applicable laws of any of the supplemental disclosures.

SUPPLEMENT TO THE PROXY STATEMENT

The additional disclosures (the “Supplemental Disclosures”) in this Current Report on Form 8-K supplement the disclosures contained in the Proxy Statement and should be read in conjunction with the disclosures contained in the Proxy Statement, which in turn should be read in its entirety. To the extent that information set forth in the Supplemental Disclosures differs from or updates information contained in the Proxy Statement, the information in this Current Report on 8-K shall supersede or supplement the information contained in the Proxy Statement. Defined terms used but not defined herein have the meanings set forth in the Proxy Statement. Without admitting in any way that the disclosures below are material or otherwise required by law, Longview makes the following amended and supplemental disclosures (with additional language in bold and underlined text below):

The section of the Proxy Statement entitled “THE BUSINESS COMBINATION PROPOSAL—Background of the Business Combination” is amended and supplemented as follows:

The disclosure in the first full paragraph on page 109 of the Proxy Statement is amended and supplemented to read in its entirety as follows:

“During this search process, Longview reviewed over fifty business combination opportunities and entered into nondisclosure agreements with nine companies, none of which contained standstill provisions, to pursue a more detailed diligence review and evaluation. The confidentiality agreements entered into with these nine potentially interested parties do not prevent them from making a proposal to acquire, or otherwise combine with, Longview. Prior to its introduction to Butterfly, Longview entered into substantive discussions with a publicly traded global healthcare company, which resulted in Longview making a financing and acquisition proposal for a subsidiary business of such company. These discussions continued from the middle of July 2020 to the end of August 2020, but were terminated because the parties could not reach an agreement on valuation and transaction timing.”

The disclosure in the sixth full paragraph on page 109 of the Proxy Statement is amended and supplemented to read in its entirety as follows:

“On September 8, 2020, Longview approached representatives of UBS Securities LLC (“UBS”) to provide financial advice on the potential transaction and the industry generally, assist with Longview’s preparation of a financial model, provide analytical support in evaluating a potential transaction, and help negotiate the transaction. UBS was not engaged to render, and did not render, a fairness opinion with respect to the Business Combination. UBS commenced work at such time, while the formal engagement of UBS to provide financial advisory services in connection with the proposed Business Combination was executed as of October 22, 2020. Longview had previously independently engaged UBS to act as an underwriter in connection with a potential initial public offering of Longview. The amount of compensation received by the underwriters in connection with the initial public offering was disclosed as a part of Longview’s Form S-1, filed with the SEC on May 18, 2020.”

The section of the Proxy Statement entitled “THE BUSINESS COMBINATION PROPOSAL—Longview’s Board of Directors’ Reasons for the Approval of the Business Combination” is amended and supplemented as follows:

The disclosure in the first full paragraph on page 115 of the Proxy Statement is amended and supplemented to read in its entirety as follows:

“During the course of valuing Butterfly, Longview’s management also identified several comparable public companies in the high-growth med tech, software as a service spaces, as well as other companies that Longview’s management identified as having disruptive technologies. Longview’s management believes that the combined company is likely to be considered to be in one or more of these categories by potential investors based on its business and financial model. However, because none of the selected companies is exactly the same as Butterfly, Longview believed that it was inappropriate to, and therefore did not, rely solely on the quantitative results of the selected public company analysis. Accordingly, Longview also made qualitative judgments, based on its experience and judgment, concerning differences between the operational, business and/or financial characteristics of Butterfly and the selected companies that could affect the public trading values of each in order to provide a context in which to consider the results of the quantitative analysis.”

The disclosure in the second full paragraph and adjoining table on page 115 of the Proxy Statement is amended and supplemented to read in its entirety as follows:

“The following is the financial information of these companies and Butterfly, that was considered by the Longview Board:

	Butterfly		High Growth Med-Tech(1)		Software-as-a Service(2)		Disruptive Technologies(3)
EV/2022E Revenue	10.6	x	15.1	x	13.4	x	21.4	x
Revenue CAGR 2020 – 2022E	77%		34%		27%		46%

(1)	Comparable companies considered in High Growth Med Tech field included Dexcom, Inc., iRhythm Technologies, Inc., Silk Road Medical, Inc., Insulet Corporation, Outset Medical, Inc., Shockwave Medical, Inc. and Inari Medical, Inc. The numbers in this column reflect the median for these companies.

(2)	Comparable companies considered in Software-as-a-Service field included Adobe Inc., Livongo Health, Inc., Square, Inc., salesforce.com, inc. and Teladoc Health, Inc. The numbers in this column reflect the median for these companies.

(3)	Comparable companies considered Disruptive Technologies included Adaptive, Inc., Berkeley Lights, Inc., Guardant Health, Inc., 10x Genomics, Inc. and NANO-X IMAGING LTD. The numbers in this column reflect the median for these companies.”

The section of the Proxy Statement entitled “MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS OF LONGVIEW—Results of Operations” is amended and supplemented as follows:

The disclosure in the fifth full paragraph on page 180 extending to page 181 of the Proxy Statement is amended and supplemented to read in its entirety as follows:

“Except for the withdrawal of interest to pay Longview’s franchise and income tax obligations, the Current Charter provides that none of the funds held in trust will be released from the Trust Account until the earliest of (i) the completion of an initial business combination; (ii) the redemption of any public shares properly tendered in connection with a stockholder vote to amend the Current Charter to modify the substance or timing of Longview’s obligation to allow redemption in connection with its initial business combination or to redeem 100% of its public shares if it does not complete its initial business combination within 24 months from the closing of the initial public offering or with respect to any other provision relating to stockholders’ rights or pre-initial business combination activity or (iii) the redemption of 100% of the public shares if Longview is unable to complete a Business Combination by May 26, 2022. Through September 30, 2020, we have not withdrawn any funds from interest earned on the trust proceeds. Other than the deferred underwriting discounts and commissions, no amounts are payable to the underwriters of the initial public offering in their role as underwriters in the event of a business combination. In addition to their role as underwriter, UBS will also receive an M&A advisory fee and a PIPE placement agent fee contingent on the Closing of the Business Combination.”

Important Information about the Business Combination and Where to Find It

In connection with the Business Combination, Longview has filed the Registration Statement with the SEC, which includes the Proxy Statement and certain other related documents and is both the proxy statement distributed to holders of shares of Longview’s common stock in connection with Longview’s solicitation of proxies for the vote by Longview’s stockholders with respect to the Business Combination and other matters as may be described in the Registration Statement, as well as the prospectus relating to the offer and sale of the securities of Longview to be issued in the Business Combination. The Registration Statement was declared effective by the SEC on January 26, 2021, and Longview commenced mailing the Proxy Statement to its stockholders on or about January 28, 2021. Longview’s stockholders and other interested persons are advised to read the Proxy Statement included in the Registration Statement and the amendments thereto, as well as other documents filed with the SEC in connection with the proposed Business Combination, as these materials contain important information about the parties to the Business Combination Agreement, Longview and the proposed Business Combination. Stockholders may also obtain copies of the Proxy Statement and other documents filed with the SEC, without charge, at the SEC’s web site at www.sec.gov, or by directing a request to: Longview Acquisition Corp., 767 Fifth Avenue, 44th Floor, New York, NY 10153, Attention: Mark Horowitz, Chief Financial Officer or to info@longviewacquisition.com.

Participants in the Solicitation

Longview and its directors and executive officers may be deemed participants in the solicitation of proxies from Longview’s stockholders with respect to the Business Combination. A list of the names of those directors and executive officers and a description of their interests in Longview is contained in the Registration Statement for the Business Combination, and is available free of charge at the SEC’s web site at www.sec.gov, or by directing a request to Longview Acquisition Corp., 767 Fifth Avenue, 44th Floor, New York, NY 10153, Attention: Mark Horowitz, Chief Financial Officer or to info@longviewacquisition.com. Additional information regarding the interests of such participants is contained in the Registration Statement.

Butterfly and its directors and executive officers may also be deemed to be participants in the solicitation of proxies from the stockholders of Longview in connection with the Business Combination. A list of the names of such directors and executive officers and information regarding their interests in the Business Combination is contained in the Registration Statement.

Forward-Looking Statements

This Current Report on Form 8-K includes “forward-looking statements” within the meaning of the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995. Longview’s and Butterfly’s actual results may differ from their expectations, estimates and projections and consequently, you should not rely on these forward-looking statements as predictions of future events. Words such as “expect,” “estimate,” “project,” “budget,” “forecast,” “anticipate,” “intend,” “plan,” “may,” “will,” “could,” “should,” “believes,” “predicts,” “potential,” “continue,” and similar expressions (or the negative versions of such words or expressions) are intended to identify such forward-looking statements. These forward-looking statements include, without limitation, Longview’s and Butterfly’s expectations with respect to future performance and anticipated financial impacts of the Business Combination, the satisfaction of the closing conditions to the Business Combination and the timing of the completion of the Business Combination. These forward-looking statements involve significant risks and uncertainties that could cause the actual results to differ materially from the expected results. Most of these factors are outside Longview’s and Butterfly’s control and are difficult to predict. Factors that may cause such differences include, but are not limited to: (1) the ability of Longview and Butterfly prior to the Business Combination, and New Butterfly following the Business Combination, to meet the closing conditions in the Business Combination Agreement, including due to failure to obtain approval of the stockholders of Longview and Butterfly or certain regulatory approvals, or failure to satisfy other conditions to closing in the Business Combination Agreement; (2) the occurrence of any event, change or other circumstances, including the outcome of any legal proceedings that may be instituted against Longview and Butterfly following the announcement of the Business Combination Agreement and the transactions contemplated therein, that could give rise to the termination of the Business Combination Agreement or could otherwise cause the transactions contemplated therein to fail to close; (3) the inability to obtain or maintain the listing of the combined company’s Class A common stock on the New York Stock Exchange, as applicable, following the Business Combination; (4) the risk that the Business Combination disrupts current plans and operations as a result of the announcement and consummation of the Business Combination; (5) the inability to recognize the anticipated benefits of the Business Combination, which may be affected by, among other things, competition and the ability of the combined company to grow and manage growth profitably and retain its key employees; (6) costs related to the Business Combination; (7) changes in applicable laws or regulations; (8) the inability of the combined company to raise financing in the future; (9) the success, cost and timing of Butterfly’s and the combined company’s product development activities; (10) the inability of Butterfly or the combined company to obtain and maintain regulatory approval for their products, and any related restrictions and limitations of any approved product; (11) the inability of Butterfly or the combined company to identify, in-license or acquire additional technology; (12) the inability of Butterfly or the combined company to maintain Butterfly’s existing license, manufacturing, supply and distribution agreements; (13) the inability of Butterfly or the combined company to compete with other companies currently marketing or engaged in the development of products and services that Butterfly is currently marketing or developing; (14) the size and growth potential of the markets for Butterfly’s and the combined company’s products and services, and each of their ability to serve those markets, either alone or in partnership with others; (15) the pricing of Butterfly’s and the combined company’s products and services and reimbursement for medical procedures conducted using Butterfly’s and the combined company’s products and services; (16) Butterfly’s and the combined company’s estimates regarding expenses, future revenue, capital requirements and needs for additional financing; (17) Butterfly’s and the combined company’s financial performance; (18) the impact of COVID-19 on Butterfly’s business and/or the ability of the parties to complete the Business Combination; and (19) other risks and uncertainties indicated from time to time in the proxy statement/prospectus relating to the Business Combination, including those under “Risk Factors” in the Registration Statement, and in Longview’s other filings with the SEC.

Longview and Butterfly caution that the foregoing list of factors is not exclusive. Longview and Butterfly caution readers not to place undue reliance upon any forward-looking statements, which speak only as of the date made. Longview and Butterfly do not undertake or accept any obligation or undertaking to release publicly any updates or revisions to any forward-looking statements to reflect any change in its expectations or any change in events, conditions or circumstances on which any such statement is based.

No Offer or Solicitation

This Current Report on Form 8-K shall not constitute a solicitation of a proxy, consent or authorization with respect to any securities or in respect of the Business Combination. This Current Report on Form 8-K shall also not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any states or jurisdictions in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Longview Acquisition Corp.

By:	/s/ Mark Horowitz

Name: Mark Horowitz
Title: Chief Financial Officer

Date:     February 4, 2021